FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 27, 2006

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated January 27, 2006, announcing a financing of approximately $16.1 million (U.S.) pursuant to its current shelf registration statement	3

Press Release of the Company dated January 26, 2006, announcing resolution of technical issues on the part of the third party vendor for the Web cast conference call by the Company on that date to discuss the amendment of its licensing agreement with Merck KGaA for BLP25 Liposome Vaccine (L-BLP25)	5

Signature	6

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES U.S. $16.1 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — January 27, 2006 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that it has arranged a financing totaling approximately U.S.$16.1 million with Rodman & Renshaw, LLC of New York acting as exclusive placement agent. In respect of this financing, Biomira intends to file shortly in Canada a prospectus supplement to its July 13, 2004 Base Shelf Prospectus and in the United States a prospectus supplement to its July 13, 2004 F-10 Registration Statement. The financing is expected to close within the next few days and is subject to regulatory approval.

The Company will be offering up to 10,572,368 units, each unit consisting of one common share and 0.25 of a warrant, at an issue price of U.S.$1.52.

Each warrant will entitle the holder thereof to purchase one common share at an exercise price of U.S. $2.50. The warrants will have a 42-month term, from the date the financing closes, and a no-exercise period of six months.

Dr Alex McPherson, MD, PhD President and Chief Executive Officer of Biomira, commented: “We have secured important additional funding for the Company at a key stage of our development. After the renegotiation of our licensing agreement with Merck KGaA of Darmstadt, Germany, for our lead cancer vaccine L-BLP25, we are now free to focus on advancing our follow-on vaccine BGLP40 and to further expand our portfolio of development-stage products.”

About Biomira
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

# # #

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing, duration and results of clinical trials, trial reviews and analyses and regulatory reviews, the safety and efficacy of the product, the ability to retain collaborative partners and the ability to secure and manufacture vaccine supplies and the resolution of a recent manufacturing problem by an outside vendor of the vaccine. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct or that the Company will have sufficient resources to fund clinical trials. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Biomira Company Contacts:

Edward Taylor	Investor Relations
Vice President Finance & Administration Chief Financial Officer (780) 490-2806	Jane Tulloch Director, Investor Relations & Corporate Compliance (780) 490-2812

Media Relations	U.S. Media and Investor Contact
Bill Wickson Manager, Public Relations (780) 490-2818	Jonathan Birt Financial Dynamics 212-850-5634

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

NEWS RELEASE
FOR IMMEDIATE RELEASE
CONFERENCE CALL REPLAY INFORMATION

- Biomira Inc. -

EDMONTON, ALBERTA, CANADA, January 26, 2006 - Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced its Web cast vendor, Verizon/MCI, has finally resolved several technical issues. A replay of today’s conference call to discuss amendments to its licensing agreement with Merck KGaA of Darmstadt, Germany for BLP25 Liposome Vaccine (L-BLP25) is now available on the web.

To access the call, please click on to the following link:
https://e-meetings.mci.com/emeet/awe/index.jsp?customerHeader=emeetings&CONFERENCE_ID=1540590&PASSWORD=BIOMIRA. When you proceed to the web cast page you must then fill in personal information, click on “Proceed”. On the next page click on “Join” underneath the audio player logos to access the replay. The archive of the analyst conference call will be available for approximately 30 days.

About Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy.

# # #

Biomira Company Contacts:

Media Relations	Investor Relations
Bill Wickson Manager, Public Relations (780) 490-2818	Jane Tulloch Director, Investor Relations (780) 490-2812

U.S. Media Contact:	U.S. Investor Contact:
Jonathan Birt Financial Dynamics 212-850-5634 jbirt@fd-us.com	John Capodanno Financial Dynamics 212-850-5705 jcapodanno@fd-us.com

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: January 27, 2006	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer